EXHIBIT 4.6

CONTRACT FOR THE PURCHASE AND SALE OF THE OWNERSHIP OF
THE BASIC TELECOMMUNICATIONS NETWORK AND THE TELEX NETWORK

(Summary)

        A contract for the purchase and sale of the ownership of the Basic Telecommunications Network and the Telex Network, approved by Council of Ministers Resolution no. 147/2002 of December 26, 2002, was entered into on December 27, 2002, between the Portuguese Government, represented by the Minister of State and Finance, Maria Manuela Dias Ferreira Leite and PT Comunicações, represented by its Chairman Miguel António Igrejas Horta e Costa and Director Zeinal Abedin Mahomed Bava.

        Under the terms of the contract, the State transfers the ownership of the collection of infrastructures allocated to the Basic Network and the Telex Network to PT Comunicações, which acquires it.

        The transmission of the ownership comes into effect on the date of signature, which date is relevant for all purposes, namely fiscal and accounting.

        PT Comunicações acquires the full ownership of the Basic Network and the Telex Network free of any burden or charges.

        During the period of application of the Concession Contract (up to 2025), PT Comunicações undertakes to allocate the Basic Network infrastructures for the Concession's use.

        The Basic Network should operate as an open network, being used to support the provision of services in general and its use should be open to all telecommunications operators and providers, on equal terms.

        PT Comunicações' acquisition of the ownership of the Basic Network and the Telex Network, in no way prejudices the right to access to, and use of public domain conduits for the installation and maintenance of telecommunications infrastructures, including those sited in locations exploited by other concessionaires, as set out at law.

        The eventual extinguishment of the Concession Contract, for any reason, or cessation of universal service obligations affecting PT Comunicações shall in no way, affect the right of ownership of the Basic Network and the Telex Network acquired by PT Comunicações under the terms of this contract.

        PT Comunicações, for the acquisition of the ownership of the Basic Network and the Telex Network pays the State an amount of three hundred and sixty five million euros (€ 365,000,000), exempt from VAT, under the terms of nos. 2 and 3 of article 2 of the VAT Code.

        The parties acknowledge that the Acquisition Price has been agreed on the basis of the following assessment elements:

  a)
  the result of the independent assessment of the Basic Network (Merryl Lynch and Deutsche Bank);

  b)
  Cessation of PT Comunicações' obligation to pay the annual rent comprising 1% of its gross operating revenues from the Concession services, including the rent for 2002, up until the Term of the Concession.

        The State declares and guarantees that:

        It is the legitimate owner of the Basic Network and the Telex Network, which belong to its private domain and are, accordingly, freely available.

        Without prejudice to the Concessionaire's duty to maintain possession of the Network during the Concession period, the Basic Network and the Telex Network are sold free of any limitations on their alienation, substitution and/or burden, provided that this has no effect on the provision of the concession services, namely the allocation of the Basic Network infrastructures to the concession and its operation as an open network.

        In addition to the obligations assumed by the Parties under this contract, no other financial or any other kind of considerations may be demanded on the basis or consequence of this alienation.